Filed by ActivCard Corp.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934

Subject Company: ActivCard S.A.

Registration Statement No. 333-105558

Date: June 9, 2003

ActivCard Announces Commencement of Follow-on Exchange Offer

FREMONT, California, SURESNES, France, June 9, 2003 — ActivCard Corp. (Nasdaq: ACTI; Nasdaq Europe: ACTI) and ActivCard S.A. today announced that ActivCard Corp. has launched a follow-on registered exchange offer to acquire the minority interest in ActivCard S.A. not currently held by ActivCard Corp. ActivCard Corp. acquired approximately 95% of the outstanding ActivCard S.A. common shares and American depositary shares in February 2003 in a registered exchange offer undertaken for the purpose of changing the domicile of the publicly held entity of the ActivCard group of companies to the United States.

In the follow-on exchange offer, ActivCard Corp. is offering to exchange 0.95 shares of its common stock for each ActivCard S.A. common share and American depositary share tendered in the exchange offer. The exchange offer expires at 12:00 midnight, New York City time, on July 7, 2003.

Copies of the exchange offer prospectus and related materials are being sent to all record holders of ActivCard S.A. securities. Other holders of ActivCard S.A. securities should be receiving information from their respective brokers, banks and financial institutions. In addition, holders of ActivCard S.A. securities may obtain information and copies of the exchange offer materials from the Company’s information agent, Innisfree M&A Incorporated, at the following numbers: in the U.S. and Canada, call toll-free at 1-877-750-5836; in the European Union, call toll-free at 00-800-7710-9970; banks, brokers and others, call collect at 212-750-5833.

About ActivCard

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software for remote access, single sign-on and digital ID card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations — from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity(TM) (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks related to the exchange offer identified in the registration statement on Form S-4 (file no. 333-105558) filed with the Securities and Exchange Commission (“SEC”). Actual results, events and performances may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTE: ActivCard is a registered trademark and ActivCard Return on Identity is a trademark of ActivCard in the United States and/or other countries. All other trademarks are the property of their respective owners in the United States and/or other countries.

Additional Information

ActivCard Corp. has filed a registration statement, including a prospectus, and other related documents in connection with the exchange offer. We urge investors to read these documents because they contain important information applicable to ActivCard, the exchange offer and related matters. Investors will be able to obtain any documents filed with the SEC relating to the transaction free of charge from the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.

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